

March 23, 2017

Mr. James W. Harris
Chief Financial Officer
Forum Energy Technologies, Inc.
920 Memorial City Way, Suite 1000
Houston, TX 77024

  Re: Forum Energy Technologies, Inc.
    Form 10-K for the Fiscal Year ended December 31, 2016
    Filed February 28, 2017
    File No. 001-35504

Dear Mr. Harris:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 39

1. Please expand the disclosure regarding your consolidated and segment operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results during the comparative periods. In circumstances where there are multiple factors that are material to a change, please quantify the incremental impact of each factor on the overall change in the line item. For example, quantify how much of the decrease in net sales, from period-to-period, was due to changes in volumes sold, changes in selling prices, changes in product mix, and the net impact of the changes in foreign currency exchange rates. See Item 303(a)(3)(iii) of Regulation S-K.

Other income and expense, page 41

2.   We note that you recorded a foreign exchange gain of $21.3 million for the year ended December 31, 2016, representing an increase of $12.0 million compared to the prior year, and primarily the result of movements in the British pound and the Euro relative to the U.S. dollar. Please expand your disclosure to describe the monetary assets or liabilities that are denominated in a currency other than the functional currency that give rise to this transaction gain pursuant to ASC 830-20-35-1 through 2, and to include your accounting policy for foreign currency transactions under ASC 830-20.

Form 8-K filed February 10, 2017

3.   We note that you have elected to disclose what appears to be a key performance indicator, your "book to bill" ratio. Please disclose how you compute the "book to bill ratio" and the significance or utility of this ratio in understanding your business.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                    Sincerely,

                                    /s/ Karl Hiller

                                    Karl Hiller
                                    Branch Chief
                                    Office of Natural Resources